ADVANCED BATTERY TECHNOLOGIES, INC.

21 West 39th Street, Suite 2A

New York, NY 10018

212-391-2752

212-391-2751 (fax)

April 10, 2009

VIA EDGAR

Gary Todd

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Washington, DC 20549

Re: Advanced Battery Technologies, Inc.

       Form 10-K for year ended December 31, 2008

       Filed March 16, 2009

       File No. 001-33726

Dear Mr. Todd:

I am writing in response to your letter dated March 27, 2009.  We are actively preparing responses to the comments set forth in your letter.  However we will require additional time to provide complete responses.  We expect to file our responses on EDGAR no later than April 17, 2009.

Yours,

/s/ Dan Chang

Dan Chang, Senior Vice President